UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

REDDY ICE HOLDINGS, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

75734R105

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the Schedule 13D dated May 16, 2007 as amended by Amendment No. 1 dated July 16, 2007, Amendment No. 2 dated July 19, 2007, Amendment No. 3 dated July 23, 2007 and Amendment No. 4 dated July 31, 2007 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Reddy Ice Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On August 8, 2007, Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund, publicly released the following open letter to the Company’s shareholders from Michael J. McConnell, on behalf of the Shamrock Activist Value Fund:

Dear Fellow Shareholder:

Shamrock Activist Value Fund is one of the largest shareholders of Reddy Ice Holdings, Inc. (“Reddy” or the “Company”), owning 1,401,542 shares or approximately 6.4% of the outstanding shares. As we indicated in our first letter dated July 16, 2007, we believe Reddy is worth substantially more than the $31.25 per share offered by affiliates of GSO Capital Partners (“GSO”). We also believe the preliminary proxy statement filed on July 23, 2007 highlights critical deficiencies in the sale process. Accordingly, we urge you to vote against this inadequate offer.

The Wrong Transaction

Shareholders should ask themselves: Does a potential conflict of interest exist in the proposed transaction?

Shareholders should look closely at the motivations of management in pursuing this transaction. As recently disclosed by the Company, members of senior management may acquire an equity interest in the Company following the acquisition. Why would management seek to purchase an equity interest in the Company post-acquisition if, as disclosed by the Company, management and the

Board of Directors, truly believes “that the $31.25 per share merger consideration would result in greater value to our shareholders than pursuing our current business plan?” If that statement is more than just hollow rhetoric, then it is hard for us to understand why management would invest in the transaction at $31.25.

A further indication of the conflict of interest is that senior management and certain Board members stand to reap millions from the accelerated vesting of their restricted share awards (“RSAs”) if the transaction is consummated. As recently described by the Company, a portion of these RSAs held by management and directors had not vested as of June 30, 2007 due to the failure of the Company to meet performance targets. Of course, if the proposed transaction is consummated, all unvested RSAs would automatically vest. That would entitle these holders to receive the merger consideration for all of their RSAs, even though performance targets have not been achieved.

We find it curious that within less than one year following the initial public offering of Reddy and just days following its May 2006 secondary offering management was seeking strategic alternatives. It appears that management urgently wants to take Reddy private again. Who can blame them? They made millions of dollars during their prior stint when they were running Reddy as a private company. Further proof of these intentions is demonstrated by the fact that in considering its strategic options in the fall of 2006, no strategic buyers were considered. If the Board and management were truly committed to maximizing value for all shareholders, they would have considered strategic buyers who may have been willing to pay a much higher price as a result of potential synergies. Of course, management’s opportunity for significant equity participation would not have been attainable in a transaction with a strategic buyer!

In our view, the Board and Special Committee failed to exercise effective oversight of management’s actions and failed to provide proper leadership and direction. The failure of the Special Committee to pursue consideration of a “structured finance transaction,” because of a “lack of resources” rings hollow. Such a transaction could have been highly effective in restructuring the balance sheet to lower Reddy’s cost of capital, fund a share buyback or extraordinary dividend, or even provide the necessary financing to pursue a large acquisition. Why should shareholders be denied a potentially superior alternative due to the failure of the Special Committee to appropriately utilize both internal and external resources? The Board and its Special Committee is failing in its responsibilities to the shareholders.

We believe our proposal for a 15% stock buyback at $33 per share is a superior proposal for Reddy shareholders. Shareholders seeking increased liquidity could sell a portion of their shares in the buyback at a premium to the current proposal, while those that believe in the Company’s future, as we do, could continue to retain their investment.

The Wrong Time

Shareholders should ask themselves: Why sell now?

Reddy is a company poised for substantial growth. It has acquired 20 businesses since its initial public offering was completed in 2005, but it has yet to realize the full benefit from these transactions. The Company has recently stated that “unusual” weather has impacted second quarter results. If that is the case, why pursue a sale at this time, unless value maximization was not the Board’s primary objective. We do not understand why this Board is so eager to rush to the exit, without having conducted a full auction or attempting to fully maximize Reddy’s potential for its current shareholders. The result of this hurried process is clearly demonstrated by the Special Committee allowing GSO to lower its bid from $34 per share at the outset of negotiations down to $31.25. Short term or unusual events should not dictate the price that represents appropriate value for Reddy shareholders. We think the best years are ahead for Reddy and are disappointed that this view is not shared by management, or worse, that management has recognized that this is the best moment for them to acquire the Company, at the expense of current public shareholders.

The Wrong Price

Shareholders should ask themselves: Why should management and certain selected shareholders be allowed to claim for themselves the upside value in Reddy?

We believe the $31.25 price offered is grossly inadequate. That price does not reflect the strong market position of the Company, and its ability to generate increased profits from improved margins. For example, if the Company merely increased its margins to the level of its principal competitors, a substantial increase in shareholder value would result. Moreover, our discounted cash flow analysis suggests a valuation in the range of $42 to $44 per share. We believe patient solid execution, opportunistic acquisitions, and a focus on expanding margins is the best way for Reddy shareholders to realize full value for their shares.

Vote No

Join with us in sending a message to your Board of Directors that the GSO transaction is the wrong transaction, at the wrong time for the wrong price. We urge you to vote against the merger. Reddy is worth more and shareholders deserve better.

Respectfully,

/s/ Michael J. McConnell

Michael J. McConnell

Shamrock Activist Value Fund

A copy of this open letter to the Company’s shareholders has been posted on the website of Shamrock.com.

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 9	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document
Exhibit 9	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.